<u>**Exhibit B**</u>

Form of Note

INDIA HOME INC.

PROMISSORY NOTE

THIS PROMISSORY NOTE (THIS "NOTE") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT THE CONSENT OF THE COMPANY AND COMPLIANCE WITH SECURITIES LAWS.

THIS NOTE REPRESENTS THE OBLIGATION OF INDIA HOME, INC. (THE "COMPANY") AND WAS ISSUED PURSUANT TO (i) THE COMPANY'S SEC FORM C, AND (ii) AN INVESTMENT AGREEMENT. CAPITALIZED TERMS THAT ARE NOT OTHERWISE DEFINED IN THIS NOTE HAVE THE MEANINGS GIVEN TO THEM IN THOSE DOCUMENTS.

Name of Purchaser		*Principal Amount*	$_____

1.   **Note Indenture**. This Note is subject to the Company's Note Indenture dated November 4, 2022, as if all the terms of the Note Indenture were set forth in this Note.

2.   **Payment Obligation**. For value received, the Company hereby promises to pay to the Purchaser the Principal Amount stated above plus interest calculated at eight percent (8%) per year, compounded monthly, as follows:

    2.1   On the last day of the full quarter following the actual receipt by the Company of the proceeds of the funds advanced pursuant to this Note, and on the last day of each quarter thereafter, the Company shall pay to the Purchaser all interest accrued to date; and

    2.2   The Company shall pay to the Purchaser all principal and accrued interest upon the earlier of (i) December 31, 2025, or (ii) the date the Company sells or otherwise disposes of the real estate described in the Company's Form C.

    IN WITNESS WHEREOF, the undersigned has caused this Note to be executed as of the date first written above.

                                        INDIA HOME INC.
                                        A New York not-for-profit corporation

                                        By:_____
                                        Name: Vasundhara Kalasapudi
                                        Title: Executive Director